EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	9/30/2010	9/30/2010
EARNINGS
Income Before Income Taxes	$202,021	$282,865	$195,613	$166,801	$201,263	$157,347	$149,256
Fixed Charges (as below)	118,365	151,874	178,067	225,573	215,640	215,092	163,064
Total Earnings	$320,386	$434,739	$373,680	$392,374	$416,903	$372,439	$312,320

FIXED CHARGES
Interest Expense	$106,301	$129,106	$165,405	$209,733	$202,426	$205,574	$156,292
Credit for Allowance for Borrowed Funds Used During Construction	8,764	17,668	6,962	9,040	6,014	2,318	1,372
Estimated Interest Element in Lease Rentals	3,300	5,100	5,700	6,800	7,200	7,200	5,400
Total Fixed Charges	$118,365	$151,874	$178,067	$225,573	$215,640	$215,092	$163,064

Ratio of Earnings to Fixed Charges	2.70	2.86	2.09	1.73	1.93	1.73	1.91